

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 19, 2017

Via E-Mail
Elias N. Nader
Chief Financial Officer and Secretary
Sigma Designs, Inc.
47467 Fremont Boulevard
Fremont, CA 94538

> **Re: Sigma Designs, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 30, 2017**
> **File No. 1-32207**

Dear Mr. Nader:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We are aware of recent news articles reporting that Samsung Electronics, LG and Huawei are members of the Z-Wave alliance, and which appear to indicate that those companies incorporate your Z-Wave chips and modules in their products. Each of these companies reportedly sells electronics products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, including through the above alliance partners. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of

those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jim Masetti, Esq.
       Pillsbury Winthrop Shaw Pittman LLP

       Amanda Ravitz
       Assistant Director